EXHIBIT 99.45




NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: YAMANA RESOURCES INC.

TSX SYMBOL: YRI

October 22, 2002

Yamana Reports Launch Of Santa Cruz Joint Venture Program

SPOKANE, WASHINGTON--Yamana Resources Inc. is pleased to report that detailed exploration of its gold projects in the southern Patagonia region of Argentina is underway by the Santa Cruz Joint Venture, a three-way partnership of Yamana and two of Peru's largest gold mining companies - Compania de Minas Buenaventura S.A.A. and Mauricio Hochschild & Compania S.A.C. Detailed work will focus initially on six separate prospects on two of Yamana's extensive stable of gold properties in Santa Cruz Province. In all, Yamana controls more than 700 square kilometers of mineral rights in the eastern part of the Province and owns 420 square kilometers of surface rights over many of the strategic prospects. One of Yamana's ranches is currently being used as a base camp.

Yamana's partners initially plan a series of 90 short trenches, totaling 2,000 meters, to examine in detail six high- grade epithermal quartz-adularia vein prospects - three each at the Martinetas and La Paloma (formerly "Syrah") properties. Mapping and sampling of the three best Martinetas prospects -
Coyote, Cerro Oro, and Armadillo (formerly "T-1") - should be finished by December, 2002, and work on the three La Paloma prospects - San Nicolas, San Martin, and San Juan - should be completed by May, 2003. This campaign, costing about US$ 400,000, will help define targets for a future diamond drilling campaign.

The six prospects each have one or more identified vein systems with high-grade gold (greater than 0.5 opt) over significant widths (greater than 1.0 meters) defined from earlier campaigns of drilling or trenching. In all cases, these vein discoveries were the result of previous exploration efforts that focused almost exclusively on bulk mineable gold targets. Until now, few discoveries were followed up in detail sufficient to evaluate their merit as viable high-grade vein targets. Yamana's two partners in this venture are leading explorers and developers of profitable operations in Peru that exploit gold deposits in very similar vein systems.

Currently, the trenching and mapping campaign is examining the promising Coyote Gold Shoot at Martinetas, with work soon to get underway on the Cerro Oro prospect, immediately south of Coyote, and the Armadillo prospect, located 1.5 kilometers farther south. Yamana discovered the Coyote vein in 1997, hitting 2.5 meters (true width) of 114.21 g/t gold at 30 meters depth in a core hole drilled to search for bulk mineable gold. Two years later a second core hole drilled
17.5 meters away along strike hit 2.5 meters (true width) of 282.66 g/t gold, also at 30 meters depth. The trenching program now in



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progress  indicates  that this  bonanza-grade  structure  extends  almost to the surface and has a surface strike length of more than 600 meters, much larger than previously supposed.

Yamana has renewed reconnaissance exploration in eastern Santa Cruz Province, in the 40,000-square-kilometer area of the Santa Cruz Joint Venture. Yamana's crews are now re-examining gold shows discovered earlier when bulk targets were exploration objectives. Since September 2002, Yamana has recommended acquiring at least three new promising vein prospects. The reconnaissance program is expected to run until the end of the year, 2002, and will cost about US$ 150,000.



FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.


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FOR FURTHER INFORMATION PLEASE CONTACT:

Yamana Resources Inc.
Victor H. Bradley
President and CEO
(509) 838-6615
(509) 838-0714 (fax)
E-mail:  Investor@yamana.com
http://www.yamana.com

INDUSTRY: PCS
SUBJECT:  NWS

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